Dreyfus BASIC California Municipal Money Market Fund

SEMIANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

Dreyfus BASIC
California Municipal
Money Market Fund

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC California Municipal Money Market, covering the six-month period from July 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

The Federal Reserve Board continued to raise short-term interest rates in an environment of steady economic growth and low inflation during the second half of 2005, driving tax-exempt money market yields to their highest levels in more than four years. In fact, the U.S. economy appeared to shrug off a number of negative influences during the reporting period, including soaring energy prices and the disruptions caused by hurricanes Katrina, Rita and Wilma along the Gulf Coast.

We expect the U.S. economy to continue its moderate expansion in 2006, while inflation should stay low and investor demand for money market securities should remain high. Risks in the new year include uncertainty regarding Fed policy under a new chairman and the possible end of the boom in the housing market, where we believe prices are more likely to stall than plunge.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus BASIC California Municipal Money Market Fund perform during the period?

For the six-month period ended December 31, 2005, the fund produced an annualized yield of 2.13%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 2.16%.[1]

Money market yields climbed steadily over the reporting period as the Federal Reserve Board (the "Fed") continued to raise the overnight federal funds rate at each of four meetings of its Federal Open Market Committee ("FOMC").

Note to Shareholders: Joseph Irace became the fund's primary portfolio manager as of September 1, 2005.

What is the fund's investment approach?

The fund seeks to provide a high level of current income exempt from federal and California state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from high-quality California exempt issuers that we believe are most likely to provide high tax-exempt current income. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in California's short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields tend to rise if issuers are competing for

investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average weighted maturity to maintain current yields for as long as we deem practical. At other times, we try to maintain a neutral average weighted maturity.

What other factors influenced the fund's performance?

In response to relatively robust economic growth — including rising corporate and consumer spending and a gradually improving labor market — the Fed raised short-term interest rates at each of four FOMC meetings during the reporting period, driving the overnight federal funds rate from 3.25% to 4.25%. As short-term interest rates moved steadily higher, so did tax-exempt money market yields.

The fund also was influenced by an improving credit environment in California. The state enjoyed higher levels of private-sector employment and personal income during the reporting period, which helped support tax revenues. In addition, the state issued a lower volume of money market instruments than the same period one year ago, while demand among California investors has remained strong, putting downward pressure on yields.

Like the strategy under the previous portfolio manager, we generally focused during the reporting period on securities with maturities of six months or less, a strategy designed to maintain liquidity and keep funds available for higher-yielding tax-exempt instruments as they became available. However, after we assumed responsibility for the fund in September, we slightly increased the fund's weighted average maturity toward a range that was modestly longer than industry averages. We achieved this position by increasing the fund's exposure to commercial paper with maturities between two and six months. We also found a limited number of attractive values among municipal bonds and notes in the secondary market. The addition of these securities enabled us to capture higher yields while helping us to avoid locking in yields of one-year notes in the rising interest-rate environment.

What is the fund's current strategy?

Although the U.S. economy has remained on a path of sustainable growth, a degree of economic uncertainty appears to have emerged due to ongoing geopolitical concerns, financial problems among major U.S. automobile manufacturers, high energy prices and signs of weaker consumer spending. Nonetheless, many analysts interpreted the statement accompanying the Fed's December rate hike as evidence that the current tightening cycle may be nearing completion. This view was reinforced shortly after year-end, when minutes of the December FOMC meeting showed that some members had expressed concern that additional increases might restrict future economic growth.

In our view, the Fed is likely to raise short-term interest rates at least one more time in early 2006 before pausing to assess the impact of their previous moves. In addition, yield differences among money market instruments of various maturities have narrowed recently, offering us little incentive to invest in longer-dated securities. Accordingly, we have allowed the fund's weighted average to fall toward a position that is in line with industry averages. We also have maintained a laddered portfolio of shorter-term instruments that give the fund the liquidity it needs to capture higher yields should they arise. Of course, we are prepared to revise our strategies as economic and market conditions change.

January 17, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC California Municipal Money Market Fund from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2005

Expenses paid per $1,000†	$ 2.28
Ending value (after expenses)	$1,010.80

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.94

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2005 (Unaudited)

Tax Exempt Investments–98.4%	Principal Amount ($)	Value ($)
California–97.3%		
Alameda County Industrial Development Authority, Industrial Revenue (United Manufacturing Project) 3.51% (LOC; Wells Fargo Bank)	1,000,000 a	1,000,000
Big Bear Lake, Industrial Revenue (Southwest Gas Corporation Project) 3.51% (LOC; KBC Bank)	5,400,000 a	5,400,000
California:		
CP		
3.15%, 1/12/2006 (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank, National Australia Bank, Royal Bank of Scotland and Societe Generale)	1,500,000	1,500,000
GO Notes:		
4.75%, 3/1/2006	250,000	250,570
4.50%, 9/1/2006	400,000	402,976
4.86%, 10/1/2006	360,000	364,329
RAN		
4.50%, 6/30/2006	1,970,000	1,984,291
California Department of Water Resources, Power Supply Revenue 3.20% (LOC; Citibank)	3,000,000 a	3,000,000
California Infrastructure and Economic Development Bank, Revenue (J Paul Getty Trust) 2.23%, 2/2/2006	2,200,000	2,200,000
California School Cash Reserve Program Authority, Revenue (Pool Program) 3.97%, 7/6/2006 (Insured; AMBAC)	650,000	652,934
California Statewide Communities Development Authority:		
Private Schools Revenue (Saint Mary and All Angels School) 3.55% (LOC; Allied Irish Bank)	1,300,000 a	1,300,000
SWDR (Chevron USA Inc. Project) 3.56%	500,000 a	500,000
Charter MacFloater Certificates Trust I 3.55% (Insured; MBIA and LOC: Bank of America, Bayerische Landesbank, Dexia Credit Locale, KBC Bank, Landesbank Baden-Wuerttemberg, Lloyds TSB Bank and State Street Bank and Trust Co.)	4,000,000 a,b	4,000,000
Corona Community Facilities District, Special Tax Refunding 4.65%, 9/1/2006 (Insured; MBIA)	120,000	121,289

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Fremont Union High School District, Santa Clara County, TAN 3.95%, 7/6/2006	2,500,000	2,517,629
Golden State Tobacco Securitization Corp., Revenue (Tobacco Settlement Funded) 3.59% (LOC; Merrill Lynch and Liquidity Facility; Merrill Lynch)	1,160,000 [a,b]	1,160,000
Golden Valley Unified School District, GO Notes, Refunding 2.94%, 8/1/2006 (Insured; FSA)	115,000	115,000
Kern High School District, GO Notes 3.91%, 8/1/2006 (Insured; FSA)	200,000	201,137
Long Beach, Harbor Revenue, Refunding 5.46%, 5/15/2006 (Insured; FGIC)	400,000	403,184
Los Angeles, Wastewater System Revenue, Refunding 3.07% (Insured; FGIC and Liquidity Facility; FGIC)	3,000,000 [a]	3,000,000
Los Angeles Community Redevelopment Agency, MFHR (Rental Academy Village Apartments) 3.39% (Insured; FHLMC and LOC; FHLMC)	2,500,000 [a]	2,500,000
Los Angeles Harbor Department, Revenue, Refunding 3.41%, 8/1/2006 (Insured; MBIA)	405,000	406,144
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Calko Steel Incorporated Project) 3.64% (LOC; Comerica Bank)	2,345,000 [a]	2,345,000
North Orange County, Regional Occupational Program, COP (Educational Center Funding Program) 3.37% (Insured; Assured Guaranty and Liquidity Facility; Dexia Credit Locale)	3,000,000 [a]	3,000,000
Oakland, COP (Capital Equipment Project) 3.55% (LOC; Landesbank Hessen-Thueringen Girozentrale)	2,400,000 [a]	2,400,000
Riverside County Housing Authority, MFMR Refunding (Mountain View Apartments) 3.55% (LOC: FHLB and Redlands Federal Savings and Loans)	650,000 [a]	650,000
Sacramento County, TRAN 3.95%, 7/10/2006	180,000	181,009
Sacramento County Sanitation District Financing Authority, Sewer Revenue 3.45% (LOC; Bank of America)	1,300,000 [a]	1,300,000
Salinas Valley Solid Waste Authority, RRR 4.86%, 8/1/2006 (Insured; AMBAC)	500,000	505,679

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
San Francisco City and County Finance Corporation, LR (Moscone Center Expansion Project) 3.45% (Insured; AMBAC and Liquidity Facility: JPMorgan Chase Bank and State Street Bank and Trust Co.)	3,200,000 [a]	3,200,000
Southern California Public Power Authority, Power Revenue, Refunding (Southern Transmission Project) 3.50% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3,000,000 [a]	3,000,000
Stockton, MFHR (Mariners Pointe Association) 3.58% (LOC; Credit Suisse First Boston)	2,400,000 [a]	2,400,000
Stockton Community Facilities District, Special Tax (Arch Road East) 3.07% (LOC; Wells Fargo Bank)	1,000,000 [a]	1,000,000
Union, MFHR, Refunding (Mission Sierra) 3.49% (Insured; FNMA)	1,200,000 [a]	1,200,000
University of California Regents, Revenue CP 3.10%, 1/24/2006	1,000,000	1,000,000
Vallejo, Water Revenue 3.58% (LOC; JPMorgan Chase Bank)	2,000,000 [a]	2,000,000
Ventura County Public Finance Authority, LR, CP:		
3.15%, 1/12/2006 (LOC; Bank of Nova Scotia)	3,000,000	3,000,000
3.15%, 1/12/2006 (LOC; Bank of Nova Scotia)	1,400,000	1,400,000
West Covina Public Financing Authority, LR Refunding (Public Facilities Project) 3.51% (LOC; California State Teachers Retirement System)	2,735,000 [a]	2,735,000
U.S. Related—1.1%		
Puerto Rico Aqueduct and Sewer Authority, Revenue, Refunding 4.36%, 7/1/2006 (Insured; MBIA)	210,000	212,771
Puerto Rico Electric Power Authority, Power Revenue 3.76%, 7/1/2006 (Insured; XCLA)	120,000	120,582
Puerto Rico Public Building Authority, Public Education and Health Facilities, Refunding 4%, 7/1/2006 (Insured; FSA)	390,000	394,191
Total Investments (cost $65,023,715)	**98.4%**	**65,023,715**
Cash and Receivables (Net)	**1.6%**	**1,067,882**
Net Assets	**100.0%**	**66,091,597**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1, F1+		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	94.6
AAA, AA, A [c]		Aaa, Aa, A [c]		AAA, AA, A [c]	5.4
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2005, these securities amounted to $5,160,000 or 7.8% of net assets.*

[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	65,023,715	65,023,715
Cash		813,099
Interest receivable		277,036
		66,113,850
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		22,253
Net Assets ($)		**66,091,597**
Composition of Net Assets ($):		
Paid-in capital		66,092,568
Accumulated net realized gain (loss) on investments		(971)
Net Assets ($)		**66,091,597**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		66,092,568
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended December 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**875,968**
Expenses:	
Management fee–Note 2	152,687
Interest expense–Note 3	883
Total Expenses	**153,570**
Investment Income-Net, representing net increase in net assets resulting from operations	**722,398**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2005 (Unaudited)	Year Ended June 30, 2005
Operations ($):		
Investment income–Net, representing net increase in net assets resulting from operations	**722,398**	**971,863**
Dividends to Shareholders from ($):		
Investment income–net	**(722,398)**	**(971,863)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	132,727,961	191,148,694
Dividends reinvested	397,947	485,564
Cost of shares redeemed	(139,175,333)	(177,283,848)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,049,425)**	**14,350,410**
Total Increase (Decrease) in Net Assets	**(6,049,425)**	**14,350,410**
Net Assets ($):		
Beginning of Period	72,141,022	57,790,612
End of Period	**66,091,597**	**72,141,022**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended December 31, 2005 | Year Ended June 30, | | | | |
	(Unaudited)	2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.011	.014	.005	.008	.013	.030
Distributions:						
Dividends from investment income−net	(.011)	(.014)	(.005)	(.008)	(.013)	(.030)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.14[a]	1.34	.53	.84	1.36	3.03
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.45[a]	.46	.45	.45	.46	.47
Ratio of net investment income to average net assets	2.13[a]	1.37	.52	.83	1.36	2.97
Net Assets, end of period ($ x 1,000)	66,092	72,141	57,791	75,393	81,494	88,500

[a]   *Annualized.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC California Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal, California income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended, (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain, if any, sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $971 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to June 30, 2005. If not applied, $303 of the carryover expires in fiscal 2008 and $668 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended June 30, 2005, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee and Other Transactions with Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Effective October 1, 2005, each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person

committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $22,253.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended December 31, 2005, was approximately $41,300 with a related weighted average annualized interest rate of 4.25%.

For More Information

**Dreyfus BASIC
California Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0307SA1205

Dreyfus BASIC Massachusetts Municipal Money Market Fund

SEMIANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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Contents

THE FUND

FOR MORE INFORMATION

Dreyfus BASIC
Massachusetts Municipal
Money Market Fund

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC Massachusetts Municipal Money Market Fund, covering the six-month period from July 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, J. Christopher Nicholl.

The Federal Reserve Board continued to raise short-term interest rates in an environment of steady economic growth and low inflation during the second half of 2005, driving tax-exempt money market yields to their highest levels in more than four years. In fact, the U.S. economy appeared to shrug off a number of negative influences during the reporting period, including soaring energy prices and the disruptions caused by hurricanes Katrina, Rita and Wilma along the Gulf Coast.

We expect the U.S. economy to continue its moderate expansion in 2006, while inflation should stay low and investor demand for money market securities should remain high. Risks in the new year include uncertainty regarding Fed policy under a new chairman and the possible end of the boom in the housing market, where we believe prices are more likely to stall than plunge.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006

2



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Dreyfus BASIC Massachusetts Municipal Money Market Fund perform during the period?

For the six-month period ended December 31, 2005, the fund's shares provided an annualized yield of 2.13% and, after taking into account the effects of compounding, an annualized effective yield of 2.15%.[1]

Tax-exempt money market yields continued to rise during the second half of 2005, as the Federal Reserve Board (the "Fed") implemented four additional rate hikes as part of its ongoing credit-tightening campaign.

What is the fund's investment approach?

The fund seeks to provide a high level of current income exempt from federal and Massachusetts state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from Massachusetts issuers that we believe are most likely to provide high tax-exempt current income, while focusing on credit risk. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in Massachusetts' short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields tend to rise temporarily if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower

yields, we may increase the fund's average weighted maturity to maintain current yields for as long as practical. At other times, we try to maintain a neutral average weighted maturity.

What other factors influenced the fund's performance?

Despite soaring energy prices and the economic disruptions caused by the Gulf Coast hurricanes, the U.S. economy expanded steadily over the second half of 2005, due in part to rising corporate and consumer spending and an improving labor market. In this environment, the Fed raised short-term interest rates at each of four meetings of its Federal Open Market Committee ("FOMC"), driving the overnight federal funds rate from 3.25% to 4.25%. As short-term interest rates moved higher, so did tax-exempt money market yields. Indeed, because the Fed was clear about its intentions to achieve a less accommodative monetary policy, the advance of money market yields was relatively orderly.

The fund also was influenced positively by an improving credit environment in Massachusetts. The state achieved the creation of new jobs and higher tax revenues in 2005's recovering economy, and it shored up its budget by spinning off two state authorities that were projected to put pressure on future budgets. As a result, Massachusetts was able to increase aid to municipalities, helping to alleviate budget pressures at the local level. The supply of newly issued Massachusetts money market instruments declined in 2005 while demand remained strong from Massachusetts investors, putting downward pressure on yields.

We prepared the fund for rising interest rates by setting its weighted average maturity for much of the reporting period in a range that was slightly shorter than industry averages. This strategy enabled us to maintain the liquidity required to capture higher yields as they became available. We focused primarily on variable-rate demand notes ("VRDNs") on which yields are reset daily or weekly. We complemented the fund's holdings of VRDNs with tax-exempt commercial

4

paper with maturities of six months or less as well as the occasional addition of municipal notes with maturities in the six- to 12-month range. This asset mix allowed us to diversify the fund's holdings and capture higher yields than were offered by VRDNs, while helping us to avoid locking in yields of one-year municipal notes.

What is the fund's current strategy?

The Fed altered the language in its announcement accompanying its last interest-rate hike of 2005 in December, which many analysts interpreted as a sign that the Fed may be nearing the end of the current tightening cycle. This view was reinforced just days after the close of the reporting period, when minutes of the Fed's December meeting showed that some FOMC members had expressed concern that additional increases might restrict future economic growth.

Although we expect at least one more increase of short-term interest rates before the Fed pauses, we have begun preparing the fund for the next phase of the economic cycle. Toward the end of 2005, we extended the fund's weighted average maturity to a range that was slightly longer than industry averages. A slightly longer weighted average maturity also helped us manage technical factors that typically affected the municipal money markets at year-end.

January 17, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Massachusetts Municipal Money Market Fund from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2005

Expenses paid per $1,000†	$ 2.33
Ending value (after expenses)	$1,010.80

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

Expenses paid per $1,000†	$ 2.35
Ending value (after expenses)	$1,022.89

† *Expenses are equal to the fund's annualized expense ratio of .46%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2005 (Unaudited)

Tax Exempt Investments—99.4%	Principal Amount ($)	Value ($)
Arlington, GO Notes, BAN 3.70%, 7/20/2006	3,000,000	3,017,605
Canton Housing Authority, MFHR, Refunding (Canton Arboretum Apartments) 3.40% (Insured; FNMA)	6,665,000 a	6,665,000
Dennis-Yarmouth Regional School District, GO Notes, BAN 3.19%, 11/15/2006	3,500,000	3,534,000
Duxbury, GO Notes, BAN 3.21%, 1/13/2006	3,000,000	3,000,964
Massachusetts, Refunding 3.58% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2,200,000 a	2,200,000
Massachusetts Bay Transportation Authority, General Transportation Systems, GO Notes 3.40% (Liquidity Facility; Westdeutsche Landesbank)	6,000,000 a	6,000,000
Massachusetts Development Finance Agency:		
College and University Revenue, Refunding (Smith College) 3.47%	4,000,000 a	4,000,000
Private Schools Revenue:		
(Dexter School Project) 3.53% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	1,000,000 a	1,000,000
(Meadowbrook School) 3.51% (LOC; Allied Irish Banks)	1,500,000 a	1,500,000
(Worcester Academy) 3.53% (LOC; Allied Irish Banks)	3,000,000 a	3,000,000
SWDR (Newark Group Project) 3.57% (LOC; JPMorgan Chase Bank)	1,000,000 a	1,000,000
Massachusetts Health and Educational Facilities Authority:		
College and University Revenue:		
(Amherst College Issue) 3.71%	5,100,000 a	5,100,000
(Boston University) 3.45% (LOC; State Street Bank and Trust Co.)	1,700,000 a	1,700,000
(Emmanuel College) 3.55% (LOC; Allied Irish Banks)	4,900,000 a	4,900,000
(Harvard University) 3.63%	5,700,000 a	5,700,000
(University of Massachusetts) 3.50% (LOC; Dexia Credit Locale)	4,650,000 a	4,650,000
(Wellesley College Issue):		
3.54%	4,875,000 a	4,875,000
3.63%	1,100,000 a	1,100,000
(Williams College) 3.51%	5,000,000 a	5,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts Health and Educational Facilities Authority (continued):		
Health Care Facilities Revenue:		
(Hallmark Health Systems)		
3.52% (Insured; FSA and Liquidity Facility; Bank of America)	2,800,000 a	2,800,000
(Partners Healthcare Systems):		
3.54% (Insured; FSA and Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	4,700,000 a	4,700,000
3.55% (Insured; FSA and Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	1,000,000 a	1,000,000
Refunding (Fairview Extended Credit Services)		
3.52% (LOC; Bank of America)	1,895,000 a	1,895,000
Revenue:		
(Capital Asset Program):		
3.47% (LOC; Citizens Bank of Massachusetts)	7,500,000 a	7,500,000
3.47% (LOC; Citizens Bank of Massachusetts)	4,720,000 a	4,720,000
3.72% (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	4,800,000 a	4,800,000
3.76% (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3,620,000 a	3,620,000
(Essex Museum) 3.52% (LOC; Bank of America)	6,100,000 a	6,100,000
(Putters Program) 3.54% (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	5,395,000 a	5,395,000
Massachusetts Housing Finance Agency, Housing Revenue 3.37% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1,200,000 a	1,200,000
Massachusetts Industrial Finance Agency:		
College and University Revenue (Milton Academy) 3.52% (Insured; MBIA and Liquidity Facility; Bank of America)	1,500,000 a	1,500,000
Health Care Facilities Revenue (Orchard Cove Inc.) 3.50% (LOC; Bank of America)	2,200,000 a	2,200,000

Tax Exempt Investments (continued)	Principal Amount ($)		Value ($)
Massachusetts Port Authority, Revenue, CP			
3.10%, 1/4/2006 (LOC; Westdeutsche Landesbank)	10,000,000		10,000,000
Massachusetts Water Resource Authority,			
Water Revenue (Multi-Modal):			
3.35% (LOC; Landesbank			
Hessen-Thuringen Girozentrale)	1,500,000	a	1,500,000
Refunding:			
3.54% (Insured; FGIC and Liquidity Facility;			
Bayeriche Landesbank)	4,200,000	a	4,200,000
3.70% (LOC; Landesbank Baden-Wuerttemberg)	500,000	a	500,000
3.75% (LOC; Landesbank Hessen-Thuringen			
Girozentrale)	6,900,000	a	6,900,000
Mattapoisett, GO Notes, BAN 3.48%, 3/17/2006	3,632,000		3,636,964
Woburn, GO Notes, BAN 3.69%, 10/6/2006	2,000,000		2,010,341
Total Investments (cost $144,119,874)	**99.4%**		**144,119,874**
Cash and Receivables (Net)	**.6%**		**834,345**
Net Assets	**100.0%**		**144,954,219**

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage
AGIC	Asset Guaranty Insurance Company		Association
AMBAC	American Municipal Bond	**GO**	General Obligation
	Assurance Corporation	**HR**	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance	**LOR**	Limited Obligation Revenue
	Company	**LR**	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance
CIFG	CDC Ixis Financial Guaranty		Insurance Corporation
CMAC	Capital Market Assurance	**MFHR**	Multi-Family Housing Revenue
	Corporation	**MFMR**	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement	**RAW**	Revenue Anticipation Warrants
	Revenue	**RRR**	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance	**SAAN**	State Aid Anticipation Notes
	Company	**SBPA**	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage	**SONYMA**	State of New York Mortgage Agency
	Corporation	**SWDR**	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage	**TAN**	Tax Anticipation Notes
	Association	**TAW**	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	97.1
AAA, AA, A [b]		AAA, AA, A [b]		AAA, AA, A [b]	2.9
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	144,119,874	144,119,874
Cash		524,331
Interest receivable		642,877
		145,287,082
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		45,904
Dividend payable		285,724
Interest payable–Note 3		1,235
		332,863
Net Assets ($)		**144,954,219**
Composition of Net Assets ($):		
Paid-in capital		144,954,219
Net Assets ($)		**144,954,219**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		144,965,304
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended December 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**1,673,432**
Expenses:	
Management fee–Note 2	291,596
Interest expense–Note 3	4,099
Total Expenses	**295,695**
Investment Income-Net, representing net	
** increase in net assets resulting from operations**	**1,377,737**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2005 (Unaudited)	Year Ended June 30, 2005
Operations ($):		
Investment income–net	**1,377,737**	**1,863,273**
Dividends to Shareholders from ($):		
Investment income–net	**(1,377,737)**	**(1,889,628)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	158,651,387	292,665,218
Dividends reinvested	259,494	304,687
Cost of shares redeemed	(145,119,122)	(303,711,498)
Increase (Decrease) in Net Assets **from Beneficial Interest Transactions**	**13,791,759**	**(10,741,593)**
Total Increase (Decrease) in Net Assets	**13,791,759**	**(10,767,948)**
Net Assets ($):		
Beginning of Period	131,162,460	141,930,408
End of Period	**144,954,219**	**131,162,460**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended December 31, 2005 (Unaudited)	Year Ended June 30,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.011	.013	.005	.009	.014	.032
Distributions:						
Dividends from investment income–net	(.011)	(.013)	(.005)	(.009)	(.014)	(.032)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.14a	1.34	.53	.87	1.41	3.29
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.46a	.45	.45	.45	.45	.46
Ratio of net investment income to average net assets	2.13a	1.33	.53	.87	1.38	3.22
Net Assets, end of period ($ x 1,000)	144,954	131,162	141,930	162,730	168,601	138,047

a   Annualized.
See notes to financial statements.

14

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Massachusetts Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal and Massachusetts state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is

earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the commonwealth and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended June 30, 2005, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee And Other Transactions
With Affiliates:

Pursuant to an Investment Management Agreement with the
Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative,
custody, fund accounting and transfer agency services to the fund. The
Manager also directs the investments of the fund in accordance with
its investment objective, policies and limitations. For these services, the
fund is contractually obligated to pay the Manager a fee, calculated
daily and paid monthly, at the annual rate of .45% of the value of the
fund's average daily net assets. Out of its fee, the Manager pays all of
the expenses of the fund except brokerage fees, taxes, interest, fees and
expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its
fee in an amount equal to the fund's allocable portion of fees and
expenses of the non-interested Trustees (including counsel fees).
Effective October 1, 2005, each Trustee receives $45,000 per year, plus
$6,000 for each joint Board meeting of The Dreyfus/Laurel Funds,
Inc., the Trust and The Dreyfus/Laurel Funds Trust (collectively, the
"Dreyfus/Laurel Funds") attended, $2,000 for separate in-person
committee meetings attended which are not held in conjunction with
a regularly scheduled board meeting and $1,500 for Board meetings
and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With
respect to Board meetings, the Chairman of the Board receives an
additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation commitee meetings,
the Chairman of the compensation committee receives $900 per
meeting and, with respect to audit committee meetings, the Chair of
the audit committee receives $1,350 per meeting. In the event that
there is an in-person joint committee meeting or a joint telephone
meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield

Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $45,904.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended December 31, 2005 was approximately $184,200 with a related weighted average annualized interest rate of 4.41%.

N O T E S

For More Information

**Dreyfus BASIC
Massachusetts Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0715SA1205

Dreyfus BASIC
New York Municipal
Money Market Fund

SEMIANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

Dreyfus BASIC
New York Municipal
Money Market Fund

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC New York Municipal Money Market Fund, covering the six-month period from July 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

The Federal Reserve Board continued to raise short-term interest rates in an environment of steady economic growth and low inflation during the second half of 2005, driving tax-exempt money market yields to their highest levels in more than four years. In fact, the U.S. economy appeared to shrug off a number of negative influences during the reporting period, including soaring energy prices and the disruptions caused by hurricanes Katrina, Rita and Wilma along the Gulf Coast.

We expect the U.S. economy to continue its moderate expansion in 2006, while inflation should stay low and investor demand for money market securities should remain high. Risks in the new year include uncertainty regarding Fed policy under a new chairman and the possible end of the boom in the housing market, where we believe prices are more likely to stall than plunge.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus BASIC New York Municipal Money Market Fund perform during the period?

For the six-month period ended December 31, 2005, the fund produced an annualized yield of 2.15%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 2.18%.[1]

Money market yields climbed steadily over the reporting period as the Federal Reserve Board (the "Fed") continued to raise the overnight federal funds rate at each of four meetings of its Federal Open Market Committee ("FOMC").

Note to Shareholders: Joseph Irace became the fund's primary portfolio manager as of September 1, 2005.

What is the fund's investment approach?

The fund seeks to provide a high level of current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from high-quality New York exempt issuers that we believe are most likely to provide high tax-exempt current income. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in New York's short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher-yielding securities. This is due

to the fact that yields tend to rise temporarily if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's weighted average maturity to maintain current yields for as long as we deem practical. At other times, we try to maintain a neutral weighted average maturity.

What other factors influenced the fund's performance?

In response to relatively robust economic growth, the Fed raised short-term interest rates at each of four FOMC meetings during the reporting period, driving the overnight federal funds rate from 3.25% to 4.25%. As short-term interest rates moved higher, so did tax-exempt money market yields.

The fund also was influenced by an improving fiscal environment in New York, including the creation of thousands of new private-sector jobs in the recovering economy. Higher levels of personal income and corporate franchise taxes during the reporting period helped boost reserves that could be used to offset future budget shortfalls that may stem from increases in energy and health care costs. Credit improvement was particularly evident in New York City, where rising real estate values and better conditions on Wall Street have helped to relieve budget pressures.

Like the strategy under the previous portfolio manager, we generally focused during the reporting period on securities with relatively short maturities, a strategy designed to maintain liquidity and keep funds available for higher-yielding tax-exempt instruments as they became available. However, after we assumed responsibility for the fund in September, we adjusted the fund's weighted average maturity toward a range that was in line with industry averages. We achieved this position by increasing the fund's exposure to commercial paper with maturities between two and four months. We also found a limited number of attractive values among municipal bonds and notes in the secondary market. The addition of these securities enabled us to capture higher yields while helping us to avoid locking in yields of one-year notes in the rising interest-rate environment.

4

What is the fund's current strategy?

Although the U.S. economy has remained on a path of sustainable growth, a degree of economic uncertainty appears to have emerged due to ongoing geopolitical concerns, financial problems among major U.S. automobile manufacturers, high energy prices and signs of weaker consumer spending. Nonetheless, many analysts interpreted the statement accompanying the Fed's December rate hike as evidence that the current tightening cycle may be nearing completion. This view was reinforced shortly after year-end, when minutes of the December FOMC meeting showed that some members had expressed concern that additional increases might restrict future economic growth.

In our view, the Fed is likely to raise short-term interest rates at least one more time before pausing to assess the impact of their previous moves. In addition, yield differences among money market instruments of various maturities have narrowed recently, offering us little incentive to invest in longer-dated securities. Accordingly, we have set the fund's weighted average in a generally neutral position. We also have maintained a laddered portfolio of shorter-term instruments that give the fund the liquidity it needs to capture higher yields should they arise. Of course, we are prepared to revise our strategies as economic and market conditions change.

January 17, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC New York Municipal Money Market Fund from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2005

Expenses paid per $1,000†	$ 2.28
Ending value (after expenses)	$1,010.90

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.94

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2005 (Unaudited)

Tax Exempt Investments—99.3%	Principal Amount ($)	Value ($)
New York—97.7%		
Albany Housing Authority, Revenue (Nutgrove Garden Apartments Project) 3.66% (LOC; Citizens Bank of Massachusetts)	1,600,000 [a]	1,600,000
Aurora, GO Notes, BAN 3.96%, 7/25/2006	2,242,100	2,253,808
Great Neck North Water Authority, Water System Revenue 3.52% (Insured; FGIC and Liquidity Facility; State Street Bank and Trust Co.)	6,800,000 [a]	6,800,000
Metropolitan Transportation Authority, Revenue 3.46% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	4,180,000 [a]	4,180,000
Monroe County Airport Authority, Airport Revenue 3.56% (Insured; MBIA and Liquidity Facility; Merrill Lynch)	4,900,000 [a,b]	4,900,000
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) 3.45% (LOC; M&T Bank)	2,500,000 [a]	2,500,000
Nassau County Industrial Development Agency, Civic Facility Revenue (North Shore Hebrew High School Academy Project) 3.40% (LOC; Comercia Bank)	4,000,000 [a]	4,000,000
New York City, GO:		
3.45% (LOC; HSBC Bank USA)	10,000,000 [a]	10,000,000
3.52% (LOC; Bayerische Landesbank)	5,505,000 [a]	5,505,000
3.67% (LOC; The Bank of New York)	2,200,000 [a]	2,200,000
3.75% (Insured; MBIA and Liquidity Facility; Bank of Nova Scotia)	3,475,000 [a]	3,475,000
3.75% (Insured; MBIA and Liquidity Facility; Rabobank Nederland)	3,950,000 [a]	3,950,000
New York City Housing Development Corporation: MFMR (2 Gold Street) 3.55% (LOC; Bank of America)	8,610,000 [a]	8,610,000
Multi-Family Rental Housing Revenue (West 89th Street Development) 3.41% (LOC; FNMA)	14,000,000 [a]	14,000,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue: CP 3.12%, 1/10/2006 (Liquidity Facility: Dexia Credit Locale and JPMorgan Chase Bank)	5,000,000	5,000,000
3.52% (Liquidity Facilty; Dexia Credit Locale)	11,000,000 [a]	11,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York City Transitional Finance Authority, Revenue:		
(Future Tax Secured)		
3.67% (Liquidity Facility; Landesbank Baden Wuerttemberg)	8,600,000 [a]	8,600,000
(New York City Recovery):		
3.52% (LOC; Landesbank Hessen-Thuringen Girozentrale)	13,500,000 [a]	13,500,000
3.70% (Liquidity Facility; Landesbank Baden-Wuerttemberg)	3,300,000 [a]	3,300,000
New York State Dormitory Authority, Revenue:		
(Cornell University)		
3.45% (Liquidity Facility; JPMorgan Chase Bank)	5,580,000 [a]	5,580,000
(New York Foundling Charitable Corp.)		
3.51% (LOC; Allied Irish Bank)	12,715,000 [a]	12,715,000
(North Shore–Long Island Jewish)		
3.47% (LOC; Citibank N.A.)	9,000,000 [a]	9,000,000
State Personal Income Tax (Eduaction)		
3.55% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	16,300,000 [a,b]	16,300,000
New York State Energy Research and Development Authority, Revenue (Consolidated Edison Company) 3.51% (LOC; Citibank N.A.)	9,700,000 [a]	9,700,000
New York State Housing Finance Agency, Revenue:		
(Historic Front Street)		
3.57% (LOC; The Bank of New York)	5,000,000 [a]	5,000,000
(Worth Street)		
3.57% (LOC; FNMA)	12,000,000 [a]	12,000,000
New York State Local Government Assistance Corp., Revenue 3.50% (LOC; Societe Generale)	16,100,000 [a]	16,100,000
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois Street II, Inc. Project) 3.56% (LOC; Key Bank)	2,500,000 [a]	2,500,000
Onondaga County Industrial Development Agency, Civic Facility Revenue (Onondaga Community College Housing Development Corporation Project) 3.58% (LOC; Citizens Bank of Massachusetts)	3,825,000 [a]	3,825,000
Orange County Industrial Development Agency, Civic Facility Revenue (Horton Medical Center Project) 3.46% (Insured; FSA and Liquidity Facility; Bank of America)	9,100,000 [a]	9,100,000
Orangetown GO Notes, BAN 3.19%, 1/12/2006	2,000,000	2,000,230

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Plainview Old Bethpage Central School District, GO Notes, TAN 3.94%, 6/30/2006	9,400,000	9,453,220
Port Authority of New York and New Jersey:		
CP:		
3.10%, 1/10/2006 (Liquidity Facility; Landesbank-Hessen-Thuringen Girozentrale)	2,505,000	2,505,000
3.10%, 1/11/2006 (Liquidity Facility: Bank of Nova Scotia, Lloyds Bank PLC and JPMorgan Chase Bank)	2,805,000	2,805,000
3.15%, 1/11/2006 (Liquidity Facility; Landesbank-Hessen-Thuringen Girozentrale)	1,000,000	1,000,000
3.16%, 1/12/2006 (Liquidity Facility; Landesbank-Hessen-Thuringen Girozentrale)	1,300,000	1,300,000
Special Obligation Revenue (Versatile Structure Obligation) 3.80% (Liquidity Facility; Bank of Nova Scotia)	7,000,000 [a]	7,000,000
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Polytechnic Institute Project) 3.52%	3,300,000 [a]	3,300,000
Tobacco Settlement Financing Corp. of New York, Revenue (Tobacco Settlement Asset Backed) 3.96%	2,500,000 [a]	2,510,736
Triborough Bridge and Tunnel Authority, Revenue 3.47% (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Company)	3,500,000 [a]	3,500,000
Troy Industrial Development Authority, Civic Facility Revenue (Rensselaer Polytechnic Institute) 3.52%	6,750,000 [a]	6,750,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) 3.54% (LOC; Commerce Bank N.A.)	4,500,000 [a]	4,500,000
Westchester Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed 3.59% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3,500,000 [a,b]	3,500,000
U.S. Related—1.6%		
Puerto Rico Industrial Tourist Educational Medical and Enviromental Control Facilities Financing Authority, Revenue (Brystol Myers Squibb Project) 3.55%	4,400,000 [a]	4,400,000
Total Investments (cost $271,717,994)	**99.3%**	**271,717,994**
Cash and Receivables (Net)	**.7%**	**1,811,150**
Net Assets	**100.0%**	**273,529,144**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) [†]
F1, F1+		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	91.9
AAA, AA, A [c]		Aaa, Aa, A [c]		AAA, AA, A [c]	2.5
Not Rated [d]		Not Rated [d]		Not Rated [d]	5.6
					100.0

[†] *Based on total investments.*
[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2005, these securities amounted to $24,700,000 or 9.0% of net assets.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	271,717,994	271,717,994
Cash		1,487,870
Interest receivable		1,071,024
		274,276,888
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		90,737
Dividend payable		604,645
Payable for shares of Beneficial Interest redeemed		52,362
		747,744
Net Assets ($)		**273,529,144**
Composition of Net Assets ($):		
Paid-in capital		273,529,154
Accumulated net realized gain (loss) on investments		(10)
Net Assets ($)		**273,529,144**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		273,529,154
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended December 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**3,673,839**
Expenses:	
Management fee–Note 2	636,342
Interest expense–Note 3	6,060
Total Expenses	**642,402**
Investment Income–Net, representing net increase in net assets resulting from operations	**3,031,437**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2005 (Unaudited)	Year Ended June 30, 2005
Operations ($):		
Investment Income—Net, Representing net increase in net assets resulting from operations	**3,031,437**	**4,022,544**
Dividends to Shareholders from ($):		
Investment income—net	**(3,031,437)**	**(4,022,544)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	76,308,142	246,103,541
Dividends reinvested	2,728,413	3,588,803
Cost of shares redeemed	(113,829,355)	(244,022,423)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(34,792,800)**	**5,669,921**
Total Increase (Decrease) in Net Assets	**(34,792,800)**	**5,669,921**
Net Assets ($):		
Beginning of Period	308,321,944	302,652,023
End of Period	**273,529,144**	**308,321,944**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended December 31, 2005	Year Ended June 30,				
	(Unaudited)	2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.011	.013	.005	.009	.014	.032
Distributions:						
Dividends from investment income−net	(.011)	(.013)	(.005)	(.009)	(.014)	(.032)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.16[a]	1.34	.52	.86	1.36	3.26
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.45[a]	.45	.45	.45	.45	.46
Ratio of net investment income to average net assets	2.14[a]	1.33	.52	.86	1.36	3.21
Net Assets, end of period ($ x 1,000)	273,529	308,322	302,652	340,089	343,032	364,267

[a] *Annualized.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1–Significant Accounting Policies:

Dreyfus BASIC New York Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is

earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended, (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain, if any, sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended June 30, 2005, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee and Other Transactions with Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Effective October 1, 2005, each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus

High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reiumbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reiumbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $90,737.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended December 31, 2005, was approximately $308,800 with a related weighted average annualized interest rate of 3.89%.

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NOTES

For More Information

Dreyfus BASIC
New York Municipal
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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